Robert A. Hudson

248 258 1402

hudson@butzel.com

Stoneridge West

41000 Woodward Avenue

Bloomfield Hills, Michigan 48304

T: 248 258 1616 F: 248 258 1439

butzel.com

March 2, 2015

VIA EDGAR

Mr. Jaime G. John

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Re:	United Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 31, 2014
File No. 000-32409

Dear Mr. John:

On behalf of United Mortgage Trust (the “Company”), please find transmitted herewith for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated February 11, 2015. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Company’s Form 10-K for the fiscal year ended December 31, 2013, as filed with the Commission on March 31, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2013 filed March 31, 2014

Exhibit Index

1.                  We note your response to comment 6 of our letter dated December 18, 2014. Please amend your Annual Report on Form 10-K for the year ended December 31, 2013 to file the consulting agreement as an exhibit thereto. Refer to Regulation S-K, Item 601(a) (4) and Instruction 2 to Item 601(b) (10).

Mr. Jaime G. John

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

March 2, 2015

Response

The Company undertakes to file an amended report on Form 10-K for the year ended December 31, 2013 to file the consulting agreement as an exhibit thereto. We will file the amended report upon resolution of all items contained in this correspondence.

Item 8. Consolidated Financial Statements and Supplementary Data

Note G. Related Party Transactions

Historical Performance, page 57

2.                  We note your response to comment 7 of our letter dated December 18, 2014 and refer to the UMTH cash flow reconciliation included in Exhibit A. The $1.8 million adjustment in 2013 for the non-cash investment in foreclosed property does not appear to be included in the total $15.6 million as reported in your footnote. To the extent that you believe the amount should be reflected in the footnote, explain to us in detail the nature of, and why you add back, the $1.8 million non-cash investment in foreclosed property.

Response

Upon review of the cash flow reconciliation included in our previous response, it is now evident that our original financial table did not convert properly when uploaded by our third party Edgar service provider. The $1.8 million adjustment shown in 2013 was included in the 2012 activity in our original file submitted for processing. With this amount shown in the correct year, both columns will properly sum to the totals disclosed on page 57 of our form 10-K. We have included the correct cash flow reconciliation as Exhibit A.

3.                  Further, we refer to the UDF cash flow reconciliation included in Exhibit A and note that only certain line items from UDF’s Statement of Cash Flows are included in the cash flow amount presented on page 57 of your Annual Report on Form 10-K. Please tell us how you determined the specific amounts to include in the disclosure on page 57. In this regard, we note that you include proceeds from the sales of real estate owned and principal receipts from development mortgage notes receivable but do not include the related cash outflows for investments in real estate owned and development notes receivable.

Response

With respect to the UDF Statement of Cash Flows the Company has identified the primary sources of cash that will be used to service the outstanding UDF line of credit payable to the Company. UDF’s assets consist primarily of development mortgage notes receivable and real estate owned (81% of total assets in 2013 and 2012). Therefore proceeds from the liquidation of these asset categories have been identified as the primary sources of cash available to pay-off the UDF line of credit and are shown accordingly in the footnote detail on page 57 of the 2013 Form 10-K.

Mr. Jaime G. John

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

March 2, 2015

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this filing; that Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (248) 258-1402.

Sincerely,

BUTZEL LONG, a professional corporation

Robert A. Hudson

Enclosures

Mr. Jaime G. John

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

March 2, 2015

Exhibit A

See Attached

Mr. Jaime G. John

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

March 2, 2015

The purpose of the reconciliation presented below is to reconcile the cash flow amounts for UMTH and UDF as shown in Note G Related Party Transactions on page 57 of the 2013 Form 10-K with the consolidated statements of cash flows shown in Exhibits 99.1 and 99.2 filed with the 2013 Form 10-K. The data in the reconciliations below is selected from the consolidated statements of cash flows for UMTH and UDF included in Exhibits 99.1 and 99.2.

This reconciliation is presented to provide the staff additional information regarding our disclosures and is not recommended by us as a future disclosure.

Note G Related Party  Transactions

Historical Performance, page 57

UMTH	2013	2012	2011
Net cash provided by (used in) operating activities	13,869,279	11,962,182	-
Net cash provided by (used in) investing activities	7,612,521	1,237,953	2,385,673	A
Proceeds from notes payable - related parties	5,500,292	6,146,689	14,164,292
Payments on notes payable - related parties	(7,645,405)	(7,049,753)	(11,032,647)
Proceeds from lines-of-credit	1,378,110	1,687,206	12,750
Payments on lines-of-credit	(2,704,786)	(420,226)	(2,103,590)
Payments on senior credit facility	-	-	-
Proceeds from notes payable	-	49,997	179,690
Payments on notes payable	(2,417,705)	(2,582,899)	(355,385)
Add back non-cash investment in foreclosed property	-	1,810,341	-
Rounding amount	-	593	-
Agrees to disclosure amount on page 57	15,592,306	12,842,083	3,250,783

A	Preliminary total was $2,385,673. Total per final, issued financial statements was $2,851,778.

UDF		2013	2012	2011
Proceeds from sales of real estate owned		7,513,100	7,281,962	7,458,267
Principal receipts from development mortgage
notes receivable		7,370,323	4,446,947	1,744,369
Payments on notes payable		(4,098,236)	N/A	N/A
Agrees to disclosure amount on page 57		10,785,187	11,728,909	9,202,636
Change to Final UDF Cash Flow Statement	C	303,434	-	-
Amount per final, issued financial statements		11,088,621	11,728,909	9,202,636

B	Added this item in the 2013 analysis.

C	In final UDF cash flow statement an amount was reclassed from accounts receivable receipts to principal receipts from mortgage notes and had no net impact UDF’s Statements of Cash Flows.

Due to the fact that cash flow amounts disclosed in the Historical Performance section of Note G Related Party Transactions, on page 57, were derived from preliminary financial statements in 2011 and 2013, we include a statement that UMTH and UDF cash flow amounts are estimates and subject to change in footnotes (3) and (4), of this disclosure.

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